UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Achillion Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
00448Q201
(CUSIP Number)
August 20, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00448Q201

1	NAMES OF REPORTING PERSONS Quaker BioVentures II, L.P. Quaker BioVentures Capital II, L.P. Quaker BioVentures Capital II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Quaker BioVentures II, L.P. — Delaware Quaker BioVentures Capital II, L.P. — Delaware Quaker BioVentures Capital II, LLC — Delaware

	5	SOLE VOTING POWER*

NUMBER OF		Quaker BioVentures II, L.P. — 6,560,241 Quaker BioVentures Capital II, L.P. — 0 Quaker BioVentures Capital II, LLC — 0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Quaker BioVentures II, L.P. — 6,560,241 Quaker BioVentures Capital II, L.P. — 6,560,241 Quaker BioVentures Capital II, LLC — 6,560,241

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		Quaker BioVentures II, L.P. — 6,560,241 Quaker BioVentures Capital II, L.P. — 0 Quaker BioVentures Capital II, LLC — 0

WITH:	8	SHARED DISPOSITIVE POWER

Quaker BioVentures II, L.P. — 6,560,241 Quaker BioVentures Capital II, L.P. — 6,560,241 Quaker BioVentures Capital II, LLC — 6,560,241

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Quaker BioVentures II, L.P. — 6,560,241 Quaker BioVentures Capital II, L.P. — 6,560,241 Quaker BioVentures Capital II, LLC — 6,560,241

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)**

Quaker BioVentures II, L.P. — 10.9% Quaker BioVentures Capital II, L.P. — 10.9% Quaker BioVentures Capital II, LLC — 10.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

Quaker BioVentures II, L.P. — PN Quaker BioVentures Capital II, L.P. — PN Quaker BioVentures Capital II, LLC — OO
* All share numbers and ownership percentages reported herein are as of August 20, 2010.
** All ownership percentages reported herein are based on 60,024,231 outstanding shares of the Issuer’s common stock as of August 20, 2010.

Page 2 of 6 Pages

CUSIP No.	00448Q201	SCHEDULE 13G

Item 1(a)	Name of Issuer:

Achillion Pharmaceuticals, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

300 George Street, New Haven, CT 06511

Item 2(a)	Name of Person Filing:

Quaker BioVentures II, L.P. Quaker BioVentures Capital II, L.P. Quaker BioVentures Capital II, LLC

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 2929 Arch Street, Cira Centre, Philadelphia, PA 19104-2868.

Item 2(c)	Citizenship:

Quaker BioVentures II, L.P. — Delaware Quaker BioVentures Capital II, L.P. — Delaware Quaker BioVentures Capital II, LLC — Delaware

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e)	CUSIP Number:

00448Q201

Item 3	If this Statement is Filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

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CUSIP No.	00448Q201	SCHEDULE 13G

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4	Ownership.***

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

Quaker BioVentures II, L.P. — 6,560,241 Quaker BioVentures Capital II, L.P. — 6,560,241 Quaker BioVentures Capital II, LLC — 6,560,241

(b)	Percent of class:

Quaker BioVentures II, L.P. — 10.9% Quaker BioVentures Capital II, L.P. — 10.9% Quaker BioVentures Capital II, LLC — 10.9%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

Quaker BioVentures II, L.P. — 6,560,241 Quaker BioVentures Capital II, L.P. — 0 Quaker BioVentures Capital II, LLC — 0

(ii)	Shared power to vote or to direct the vote

Quaker BioVentures II, L.P. — 6,560,241 Quaker BioVentures Capital II, L.P. — 6,560,241 Quaker BioVentures Capital II, LLC — 6,560,241

Page 4 of 6 Pages

CUSIP No.	00448Q201	SCHEDULE 13G
(iii)	Sole power to dispose or to direct the disposition of

Quaker BioVentures II, L.P. — 6,560,241 Quaker BioVentures Capital II, L.P. — 0 Quaker BioVentures Capital II, LLC — 0

(iv)	Shared power to dispose or to direct the disposition of

Quaker BioVentures II, L.P. — 6,560,241 Quaker BioVentures Capital II, L.P. — 6,560,241 Quaker BioVentures Capital II, LLC — 6,560,241

***	Consists of 6,560,241 shares deemed to be beneficially owned by Quaker BioVentures II, L.P. Quaker BioVentures Capital II, L.P. is the general partner of Quaker BioVentures II, L.P. Quaker BioVentures Capital II, LLC is the general partner of Quaker BioVentures Capital II, L.P.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 Pages

CUSIP No.	00448Q201	SCHEDULE 13G
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2010	QUAKER BIOVENTURES II, L.P.
	By:	Quaker BioVentures Capital II, L.P., its general partner

	By:	Quaker BioVentures Capital II, LLC, its general partner

/s/ Richard S. Kollender
	Name:	Richard S. Kollender
	Title:	Vice President

QUAKER BIOVENTURES CAPITAL II, L.P.
By:	Quaker BioVentures Capital II, LLC, its general partner

/s/ Richard S. Kollender
Name:	Richard S. Kollender
Title:	Vice President

QUAKER BIOVENTURES CAPITAL II, LLC
/s/ Richard S. Kollender
Name:	Richard S. Kollender
Title:	Vice President

Page 6 of 6 Pages